Exhibit 99.87

DeFi Technologies’ Subsidiary Valour Inc. Announces Launch of Physical Backed Staking ETP for the Internet Computer Protocol (ICP) Token

●	Expansion of Physical Backed ETPs: DeFi Technologies’ subsidiary, Valour Inc., announces a new product offering launching a physical backed Exchange Traded Product (ETP) for the Internet Computer Protocol (ICP) token (ISIN: GB00BS2BDN04) The ETP is available for trading as of February 14, 2024.

●	Pioneering Blockchain Innovation: The Internet Computer Protocol (ICP) is a blockchain platform designed to extend the functionality of Web3. With a significant market capitalization of around $6 billion, the Internet Computer has positioned itself as a major innovator in the blockchain space, with the ICP token ranking among the top 20 cryptocurrencies globally.

TORONTO, Feb. 20, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched its physical backed staking ETP for the ICP token

The Valour Internet Computer Protocol (ICP) ETP (ISIN: GB00BS2BDN04) provides retail and institutional investors with trusted, secure, and diversified exposure to the innovative and fast-growing Internet Computer ecosystem, enabling participation in a decentralized web platform that aims to redefine the future of the digital landscape.

The Internet Computer adds autonomous serverless cloud functionality to the public Internet – making it possible to build almost any system or service entirely on a decentralized network. Developers and enterprises no longer have to rely on legacy IT systems that are susceptible to hacks and down time. The Internet Computer is a tamper proof and unstoppable network, a new paradigm of computing power.

“Through the launch of the Valour Internet Computer Protocol (ICP) ETP, we are expanding our portfolio and offering investors a broader spectrum of high-quality digital assets,” said Olivier Roussy Newton, CEO of DeFi Technologies and Director of Valour. “This initiative is a testament to our commitment to diversity and innovation in the investment landscape. By continuously broadening our range of offerings, we aim to empower investors with the flexibility and opportunity to diversify their portfolios with cutting-edge digital assets, fostering a more inclusive and versatile financial market.”

“Copper is proud to provide the necessary institutional support on the ICP network, allowing Valour to securely store and stake ICP tokens within Copper’s secure infrastructure. This setup provides the required framework for investors to gain exposure to the underlying technology of ICP, relying on the highest tech standards for digital assets,” comments Mr. Benitez Rubianes, BD Director at Copper.co, Valour’s trusted industry-grade custodian for digital assets.

Marco A. Infuso, Chief Sales Officer at Valour Europe AG, added, “This collaboration enables safe and easy access to ICP tokens via traditional brokers, banks, and platforms. In this way, ICP can be integrated into every portfolio, just as shares and bonds have been for decades. Another milestone in crypto adoption for European clients.”

About the Internet Computer

The Internet Computer is powered by novel “chain-key cryptography”, which allows it to run at web speed with efficiency, its smart contracts to serve the web directly to end users, and its on-chain compute to scale without bound. With these capabilities, mass market Web3 services can run entirely on-chain, opening up the possibility for blockchain to become an alternative to traditional IT, such as cloud services. The Internet Computer is governed and updated by the Network Nervous System (NNS), a protocol-integrated DAO that decides to use liquid democracy. Supporting the mission are more than 200 world-renowned scientists and engineers specializing in cryptography, distributed systems, execution environments, programming languages, and more. For more details, visit https://internetcomputer.org

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and

1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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%SEDAR: 00007675E

For further information: please contact: Investor Relations, ir@defi.tech

CO: DeFi Technologies Inc.

CNW 07:30e 20-FEB-24